Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com

October 22, 2012

Pamela A. Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MRC Global Inc.

Registration Statement on Form S-3

Filed October 9, 2012

File No. 333-184341

Dear Ms. Long:

This letter sets forth the response of MRC Global Inc. (the “Company” or “MRC Global”) to the comment letter, dated October 19, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to MRC Global’s Registration Statement on Form S-3 filed on October 9, 2012 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Selling Stockholder

1.	Please disclose any position, office or other material relationship that the selling stockholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added the requested disclosure. See pages 8 and 9 of the Amended Registration Statement.

2.	Please disclose how the selling stockholder acquired the securities it may offer and sell pursuant to the registration statement.

Response:

In response to the Staff’s comment, the Company has added the requested disclosure. See page 10 of the Amended Registration Statement.

3.	We note your disclosure that “none of the selling stockholders that are affiliates of broker-dealers, if any” purchased outside of the ordinary course of business, or, at the time of their acquisition of the shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares. Please tell us whether any of the selling stockholders listed are broker-dealers, as opposed to affiliates of broker-dealers. For each selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

Response:

In response to the Staff’s comment, the Company has added the requested disclosure. See page 7 of the Amended Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt, Esq.

cc:	Andrew R. Lane (MRC Global Inc.)

Daniel J. Churay, Esq. (MRC Global Inc.)

Erin Jaskot (Securities & Exchange Commission)

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